

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-mail
Wyche T. Green, III
President, Chief Executive Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, GA 30117

> **Re: Greenway Medical Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 15, 2011**
> **File No. 333-175619**

Dear Mr. Green:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Table of Contents, page i

2. Where you have included industry or market data in the prospectus, please either identify the sources or attribute the information to your own company, based on your own research.

3. Please explain why you believe that none of the third-party data included in the prospectus constitutes the report or opinion of an expert or counsel and therefore requires

a consent pursuant to Rule 436. In your analysis, please address whether any of this information was prepared for you or paid for by you (other than for a nominal fee). Otherwise, please name the parties and file consents.

Prospectus Summary, page 1

Overview

4. For some of your statements, please revise to state them as your belief. By way of example, the below statements appear subjective. In the alternative, please substantiate these statements to us. Examples include:

- "support efficient workflows throughout each patient encounter, reduce clinical and administrative errors," at page 1;
- "The ambulatory EHR market has historically been underpenetrated and installed systems have been underutilized," at page 1;
- "Adoption of these technologies has been low for several reasons including providers' resistance . . . and concerns that creating and managing electronic records may disrupt . . . workflows, at page 1;
- "Ambulatory providers in the United States are expected to face increasing patient visits and financial and operating challenges," at page 2 under "Industry Overview;"
- "Technology solutions are a critical component of ambulatory providers' ability to respond and succeed in this environment," at page 2 under "Industry Overview;"
- "Its intuitive design . . ." at page 3 under "Our Solutions;"
- "Our technology enables the seamless creation and addition of new innovations and functionality designed to respond to emerging trends . . ." at page 49 under "Our Solutions;"
- "innovative ambulatory care technology," at page 53 under "Our Products and Services;" and
- "healthier, more satisfied patients," at page 53 under "Our Products and Services."

    Similarly revise under "Business," at page 45.

5. Please explain what you mean by "ambulatory healthcare providers" in the first sentence of the first paragraph. At the end of the first paragraph, please briefly define how you calculate 33,000 providers.

6. In the third paragraph on page 2, please also provide your net income for the periods discussed. Similarly revise at page 45, under "Business."

7. In the same paragraph, please remove the references to compound annual growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the intervening period covered. Similarly revise at page 5, at pages 45 and 51 under "Business," and throughout.

Our Solutions, page 3

8. Please remove references to your competitors. In the alternative, please provide us with your basis that your services differentiate you from your competitors. Similarly revise under "Business," at page 51 and throughout.

Risk Factors, page 11

General

9. Please add risk factor disclosure regarding any restrictions, covenants or limits in credit facility or advise us why you do not think that is necessary.

We may be liable for use of content we provide, page 12

10. Please further explain the content that is provided, so that investors can assess the risk. For instance, is the content summaries of diseases or illnesses or does it direct a doctor how to treat a patient based on the symptoms presented?

Demand by smaller providers, page 18

11. Please briefly explain the difference between subscription-based and perpetual licensing arrangements and how each affects your bottom line so that investors can assess the risk.

Your ability to influence corporate matters may be limited, page 22

12. Please revise the notes to your audited financial statements to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to exercise significant influence or control over the company's operations. Refer to the requirements of ASC 850-10- 50-1.

Use of Proceeds, page 25

13. We note your reference regarding potential use of proceeds for acquisitions. Please disclose any current plans or balance the disclosure to indicate that you have no current plans or advise. Refer to Instruction 6 to Item 504 of Regulation S-K.

14. We note that you do not specifically allocate any of the proceeds to any of the working capital and general corporate purposes listed under (b). To the extent a material portion of the proceeds will be allocated to these working capital and general corporate purposes, please revise to state the approximate amount intend to be used for each purpose. If you are unable to do so, please so state and discuss the principal reasons for the offering.

Capitalization, page 27

15. We note your capitalization table shows "as adjusted" information, giving effect to the conversion of all preferred shares into common stock simultaneous with the closing of the offering. Please revise to include the calculation of the number of shares of common stock that will be issued in connection with the conversion, if it is not readily determinable based upon the information provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

16. Please expand to discuss the impact of the Patient Protection and Affordable Care Act on future operations or advise.

Liquidity and Capital Resources, page 39

17. Please briefly expand to discuss the material terms of your credit facility, such as naming the lender, the amount available and outstanding, the interest rate, and restrictions or covenants, for instance.

Critical Accounting Policies, page 41

18. We note your section on critical accounting policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time, and overall, provide greater insight into the quality and variability of information regarding the company's financial condition and operating performance.

    For example, you indicate in your revenue recognition critical accounting policy that software and hardware revenue is recognized upon shipment when the criteria in ASC 985-605-25-3 are met. However, no discussion has been provided with respect to the judgments involved in determining how each of the criteria are met or applied in order for revenue to be recognized. In this regard, please expand your revenue recognition critical accounting policy to provide further insight as to the significant assumptions made and/or judgments use by management in recognizing revenue under ASC 985-605 and ASC 605-25.

Share-Based Compensation, page 43

19. To the extent that the expected pricing of the Company's common shares in its planned initial public offering exceeds the estimated fair value of the Company's common shares as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares during the periods presented and the expected public offering price.

Valuation of Deferred Tax Assets, page 44

20. We note your disclosure regarding the fact that during the third quarter of 2011, you determined that it would be more likely than not that the cumulative net operating loss and other deferred tax benefits would be recoverable by you, which resulted in the recognition of a previously unrecognized tax benefit of $31 million at March 31, 2011. Your current disclosure regarding the reasons for this substantial change is vague. Please expand your discussion to include the significant assumptions and/or judgments made by management in determining that a valuation allowance was no longer required. As part of your response to us, please provide us with your analysis of the positive and negative evidence evaluated by management which lead you to conclude that it would be more likely than not that tax benefits would be recoverable. Your response to us should include specific and quantifiable considerations of recent history and future profitability to your business. We may have further comment upon reviewing your response.

Business, page 45

21. Please briefly describe cloud-based and premise-based models, as well as briefly describe the differences between the two.

Industry Overview, page 46

22. We note your reference to a 2008 statistic provided by the U.S. Centers for Disease Control and Prevention. Please either update the reference to a more recent date or delete that reference or advise.

23. Please substantiate to us the estimate that the current market for your solutions and services is $33 billion along with the other market estimates in the same paragraph.

24. Please also balance the disclosure in that paragraph to indicate that there is no guarantee that the physicians or practices that currently do not implement EHR technology will chose to implement your products. Similarly revise under "Overview," at page 2.

Our Products and Services, page 53

25. In the last paragraph of this section, please replace the word "unique," or support its usage to us on a supplemental basis.

Sales and Management, page 54

26. Please disclose the material terms of your agreement with Walgreens. Please also explain the nature of the "relationship" you have developed with McGraw-Hill.

27. Refer to the last paragraph of this section. Please explain how your work related to the advancement of critical industry initiatives has impacted the development of your business.

Facilities, page 60

28. Please tell us, with a view toward revised disclosure here and in the Use of Proceeds section, if you intend to use any of the proceeds of this offering to finance the construction of a new corporate headquarters.

Corporate Information, page 60

29. Please revise this section or add a new section to discuss the Reincorporation and the conversion of the Series A and Series B Preferred Stock into common stock. In particular, please discuss the company's current equity structure and how it will change through these events, including how outstanding warrants and common stock will be treated. Please also disclose the material terms of the Series A and Series B Preferred Stock and any other information necessary to understand the mechanics of the conversion.

Management and Board of Directors, page 61

Our Board of Directors, page 63

30. We note that the members of the company's board of directors were elected pursuant to the terms of the Voting Agreement. Please file the agreement as an exhibit to the registration statement.

Director Compensation, page 66

31. With respect to the option awards reported, clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

Similarly revise for option awards in the Summary Compensation Table at page 75. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Annual Cash Incentives, page 68

32. We note your disclosure regarding the three primary components of the 2011 Incentive Bonus Plan. Please provide the sales booking targets, the revenue targets and the EBITDA targets as well as the actual results achieved or advise. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Principal and Selling Stockholders, page 80

33. For each of the listed stockholders, please identify the natural person(s) who has voting or investment control over the company's securities that the entity owns.

34. Please briefly describe the transaction from which the selling stockholders originally received the shares they are offering for resale. For example, please identify which shares of common stock are attributable to the anticipated conversion of Series A and Series B Preferred Stock.

35. Please advise whether any of the selling stockholders are broker dealers or affiliates of broker dealers.

Certain Relationships and Related Party Transactions, page 82

36. We note the reference to elections based on the allocation of cash or shares for the preferred stockholders. Please expand upon the disclosure regarding what election options are available to the holders. Please also explain the conversion ratio for Series A and Series B Preferred Shares and clarify whether or not it is an automatic conversion.

Description of Capital Stock, page 85

37. Please delete the reference to this summary not being complete. Also, it is inappropriate to qualify the summary by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise your reference to "the provisions of applicable law" accordingly.

General, page 85

38. We note the reference to the "shares registered pursuant to the registration statement." Please confirm your understanding that you are registering an offering of shares and not a class of shares pursuant to the registration statement. Please also revise your disclosure accordingly.

Underwriting, page 96

39. Please revise to indicate whether the underwriters are purchasing from the selling stockholders or advise.

40. Please revise to indicate that the selling stockholders "may be deemed" to be underwriters.

41. Refer to the second to last paragraph on page 99. Please name the underwriters and affiliates that have provided services in the past or advise.

Directed Share Program, page 99

42. Please revise to clarify what you mean by "others persons selected by us."

Balance Sheet, page F-3

43. We note that simultaneously with the closing of the offering all outstanding shares of your Series A and Series B preferred stock will convert into common stock and that each preferred stockholder will receive a liquidation preference payment. Please note that if terms of outstanding equity securities will change subsequent to the date of the latest balance sheet and the new terms result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, the filing should include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization. Please revise accordingly.

Statements of Operations, page F-3

44. We note from your disclosure on page 33 that system sales include implementation and training services. Generally, service revenue should be presented separately from product revenue on the face of the statements of operations. If revenue from such services represents 10% or more of total revenue please revise your statements of operations to separately state such amounts or advise us why you believe your presentation is appropriate. Refer to Rule 5-03 of Regulation S-X.

Notes to the Consolidated Financial Statements

45. We note from your disclosure on page 26 that your existing credit facility prohibits the payment of cash dividends. In this regard, please revise your notes to the financial statements to describe this and any other restrictions which limit the payment of dividends, including the source(s) of the restrictions, their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies, page F-7

Software Development Costs, page F-8

46. Please expand your disclosure to describe the activities that have been completed for you to conclude that technological feasibility has been established.

47. Furthermore, your disclosure indicates that as of June 30, 2010, none of the related projects have been released to market, and as such, no amortization has been recorded. As capitalized software costs have continued to increase during the nine month period ended March 31, 2011, please tell us when amortization of such software costs is expected to commence (e.g. general release to customers). We may have further comment upon reviewing your response.

Revenue Recognition, page F-9

48. We note that vendor-specific objective evidence ("VSOE") of your PCS and outsourcing services is based on the price the customer is required to pay for the services when sold separately via renewals. Please tell us if VSOE is based on the stated renewal rate approach (ASC 605-25-67) and, if so, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates as a percentage of the contractual license fees and tell us the percentage of your customers that renew at the stated rates. Alternatively, if VSOE is based on the stand-alone sales approach (ASC 605-25-6), then provide the volume and range of stand-alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). If your analysis is based on a bell-shaped-curve approach, please tell us the percentage of stand-alone sales that fall within a narrow range of the median price.

49. Additionally, we note that VSOE of training services is based on stand-alone sales. Please describe your analysis performed under ASC 605-25-6 in similar detail as we requested above for your maintenance services.

Note 13. Contingencies, page F-22

50. We note your disclosure that the Company is, in the routine operation of its business, subject to litigation, claims, assessments and various other legal matters. In the opinion of management, none of these matters are expected to result in a settlement or judgment having a material adverse effect on the Company's financial position or results of operations. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and revise your disclosures as applicable to comply with the requirements of ASC 450-20-50-4.

Short-term Investments, page F-26

51. In light of the materiality of the balance of available-for-sale securities, please provide the information required by ASC 320-10-50, as applicable.

Note 4. Property and Equipment, Page F-32

52. Reference is made to your disclosure regarding certain acquired technology and intellectual property in exchange for cash and 50,000 shares of common stock. Please tell us and expand your disclosure to indicate how the fair value of such shares was determined. It appears that value of such shares of $260,000 (total consideration less cash portion) or $5.20 per share was less than the fair value of common stock disclosed elsewhere in your document. Additionally, please revise your disclosure to indicate the method used to amortize such assets, as it does not appear to be based on a straight lined basis.

Item 15. Recent sales of unregistered securities, page II-2

53. For the shares not sold for cash, please state the aggregate amount of consideration received by you. Refer to Item 701(c) of Regulation S-K.

54. Reference is made to your statement that you have granted options to purchase 987,851 shares of common stock in the past three fiscal years. Please reconcile this statement to the amounts disclosed in the notes to your consolidated financial statements.

Exhibit 10.6

55. Please refile the credit agreement in its entirety, including all schedules and exhibits.

Other

56. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

57. Please provide currently dated consents from the independent public accountants in any future amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief